Exhibit 99.8

News release…

Date: 27 April 2006
Ref: PR473g

US$1 billion Hope Downs mine development approved

Rio Tinto today announced it will immediately start construction of the US$1 billion Hope Downs iron ore project in Western Australia, following Western Australian Government approval and the ratification of the Hope Downs Joint Venture.

Rio Tinto and its joint venture partner, Hancock Prospecting Pty Limited, will proceed with the development of the Hope Downs iron ore project at an estimated capital cost of US$590 million. Rio Tinto and Hancock Prospecting will share the mine development cost. Stage one will have an annual capacity of 22 million tonnes, with first production expected in early 2008. At the completion of Stage two the annual capacity of the mine will be 30 million tonnes.

Rio Tinto will commit an additional US$390 million to cover the capital cost of the rail, rolling stock and power infrastructure required for this development.

Rio Tinto Iron Ore chief executive Sam Walsh said, “Rio Tinto’s leading role in the global traded iron ore market, our existing Pilbara infrastructure and our industry expertise in project construction are fundamental to the rapid development of this excellent new project.”

“The Hope Downs deposits complement Rio Tinto Iron Ore’s existing assets in Western Australia and will enhance our ability to offer customers a reliable long term source of high quality ore.”

Mr Walsh said that since Rio Tinto’s acquisition of its 50 per cent interest in the Hope Downs project, the Group has worked closely with Hancock Prospecting to bring this project to reality.

“This project demonstrates Rio Tinto’s continuing commitment to the responsible development of Western Australia’s mineral resources.”

Mr Walsh thanked the Western Australian Government for its assistance with the overall approval process and said that the outcome reflects its strong support for the joint venture.

Production from the high grade Marra Mamba iron ore deposit will initially come from the Hope Downs One mining area, which has high grade reserves of 346 million tonnes.

Construction of the mine and the 58 kilometre Lang Hancock Railway, which will connect to Rio Tinto’s existing rail and port infrastructure, will begin immediately.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Note to editors:

•	In July 2005, Rio Tinto reached agreement with Hancock Prospecting Pty Limited to purchase a 50 per cent interest in the iron ore assets of Hope Downs Iron Ore Pty Limited.

•	The Hope Downs project is a 50:50 unincorporated joint venture between Rio Tinto and Hancock Prospecting to develop the Hope Downs iron ore assets.

•	The Hope Downs joint venture assets include the Hope Downs 1, 2 and 3 and Hope Downs 4, 5 and 6 (formerly East Angelas 1, 2 and 3) deposits.

•	Rio Tinto will manage the development and operation of the project assets subject to a joint Rio Tinto Iron Ore and Hancock Prospecting Pty Ltd Management Committee.

•	The project will use Pilbara Iron managed port, rail and power infrastructure.

•	Following completion of a joint venture feasibility study, JORC compliant reserves and resources were determined as follows:

• Hope Downs One deposit contains Marra Mamba iron ore reserves of 346 million tonnes at 61.6 per cent Fe

Category	Tonnage	Fe Grade

Proved Reserve	68 Mt	61.3%
Probable Reserve	278 Mt	61.7%

Total Reserve	346 Mt	61.6%

•	Hope Downs assets (including Hope Downs One resources exclusive of reserves) contain iron ore resources of 644 million tonnes at a weighted average grade of 61.3 per cent Fe. These contain a mixture of Brockman, Marra Mamba and detrital ore.

Category	Tonnage	Fe Grade

Measured Resource	9 Mt	61.3%
Indicated Resource	174 Mt	61.7%
Inferred Resource	461Mt	61.2%

Total Resource	644 Mt	61.3%

•	The resource and reserves for Hope Downs One have been prepared in accordance with the JORC Code (2004) by suitably qualified competent persons, as detailed below:

	•	Competent Person Resources: John Phillips – 20 years experience in production geology roles, of which 13 years are in Iron Ore. BSc (Geology) 1987. Member AusIMM - No. 210415

	•	Competent Person Reserves: Peter Sage – 21 years experience in operations technical & management roles, of which six years are in Iron Ore. BSc Hons. (Mining Geology) 1984. Member AusIMM - No.108846

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
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Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
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Website: www.riotinto.com